UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

SOLENO THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

Frank Kung

Vivo Capital LLC

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAME OF REPORTING PERSON Bioasia Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	11,348 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	11,348 (1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,348 (1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04% (2)

14	TYPE OF REPORTING PERSON		OO

(1)	The shares were held of record by Biotechnology Development Fund II, L.P. Bioasia Management, LLC is the general partner of Biotechnology Development Fund II, L.P.

(2)	Based on a total of 31,755,169 shares of common stock, par value $0.001 per share (the “Common Stock”) outstanding of the Issuer as of December 31, 2018.

1			NAME OF REPORTING PERSON BioAsia Investments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	80,416 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	80,416 (1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,416 (1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)

14	TYPE OF REPORTING PERSON		OO

(1)	The securities include (i) 79,376 shares of Common Stock and (ii) warrant to acquire 1,040 shares of Common Stock, exercisable within 60 days after December 21, 2018. The securities are held of record by Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P. and BDF IV Annex Fund, L.P. BioAsia Investments IV, LLC is the general partner of Biotechnology Development Fund IV, L.P., Biotechnology Development Fund IV Affiliates, L.P. and BDF IV Annex Fund, L.P.

(2)	Based on a total of 31,755,169 shares of Common Stock outstanding of the Issuer as of December 31, 2018.

1			NAME OF REPORTING PERSON Vivo Ventures V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	5,317,153(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	5,317,153(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,317,153 (1)

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(2)

14	TYPE OF REPORTING PERSON		OO

(1)	The securities include (i) 4,259,948 shares of Common Stock and (ii) warrant to acquire 1,057,205 shares of Common Stock, exercisable within 60 days after December 21, 2018. The securities are held of record by Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. Vivo Ventures V, LLC is the general partner of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P.

(2)	Based on a total of 31,755,169 shares of Common Stock outstanding of the Issuer as of December 31, 2018.

1			NAME OF REPORTING PERSON Vivo Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	14,080(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,080(1)

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%(2)

14	TYPE OF REPORTING PERSON		OO

(1)	The securities are held of record by Vivo Capital LLC.

(2)	Based on a total of 31,755,169 shares of Common Stock outstanding of the Issuer as of December 31, 2018.

Explanatory Note

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the statements on Schedule 13D, filed on March 13, 2017 and Amendment No. 1 to Schedule 13D, filed on December 18, 2017 (collectively, the “Prior 13Ds”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on Prior 13Ds. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms on Prior 13Ds.

Item 3. Source and Amount of Funds or Other Consideration

On March 7, 2018, Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. became entitled to receive 53,725 and 632 shares of Common Stock, respectively, pursuant to a “hold-back” provision in the merger agreement dated December 22, 2016, pursuant to which the Issuer acquired all of the outstanding common stock of Essentialis, Inc. (“Essentialis”) on March 7, 2017. The merger agreement provided that such shares were to be retained by the Issuer and unissued, and to serve as partial security for the indemnification obligations of the stockholders of Essentialis, and the shares of the Issuer’s Common Stock would, for no additional consideration, be issued to the stockholders of Essentialis, subject to any reduction of such shares as a result of satisfying such indemnification obligations. As a result, on the holdback release date of March 7, 2018, the former stockholders of Essentialis, including Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P., acquired additional shares of Common Stock pursuant to the merger agreement. The number of shares issuable pursuant to the “hold-back” provision was determined on March 7, 2018, pursuant to a formula set forth in the merger agreement which provided that the number of shares issuable would be four percent (4%) of the total shares issuable in the merger by the Issuer. The right to receive additional shares became fixed and irrevocable on March 7, 2017, the effective date of the merger.

On May 14, 2018, Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. became entitled to receive 268,629 and 3,163 shares of Common Stock, respectively, pursuant to a “milestone earn-out” provision in the merger agreement dated December 22, 2016. The merger agreement provided that such shares would be issued by Issuer upon the achievement of certain milestone conditions, for no additional consideration. As a result, on May 14, 2018, the former stockholders of Essentialis, including Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P., acquired additional shares of Common Stock pursuant to the merger agreement. The number of shares issuable pursuant to the “milestone earn-out” provision was determined on May 14, 2018, pursuant to a formula set forth in the merger agreement which provided that the number of shares issuable would be twenty percent (20%) of the total shares issuable in the merger by the Issuer. The right to receive additional shares became fixed and irrevocable on March 7, 2017, the effective date of the merger.

Since January 1, 2017, the Issuer’s cash retainers to Dr. Engleman, a managing member of Vivo Capital LLC, as compensation for his services as a board member of the Issuer, have been made in equivalent shares of the Issuer’s Common Stock, payable directly to Vivo Capital LLC. On February 5, 2018, the Issuer issued to Vivo Capital LLC 5,068 shares of Common Stock. The shares of Common Stock were issued to Vivo Capital LLC without consideration.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Persons acquired the number of shares set forth below on the respective dates set forth below.

Date	Number of Shares Acquired	Held of Record by:
03/07/2018	53,725	Vivo Ventures Fund V, L.P.
03/07/2018	632	Vivo Ventures V Affiliates Fund, L.P.
05/14/2018	268,629	Vivo Ventures Fund V, L.P.
05/14/2018	3,163	Vivo Ventures V Affiliates Fund, L.P.
02/05/2018	5,068	Vivo Capital LLC

Item 5. Interest in Securities of the Issuer

(a)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 2.

(b)       The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 2.

(c)       Except as disclosed herein and in Prior 13Ds, none of the Reporting Persons has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 15, 2019

BioAsia Management, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

BioAsia Investments IV, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures V, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Capital LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member